                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NUMBER 1
                                       TO
                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                       AUDIO COMMUNICATIONS NETWORK, INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.25 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   0506E 10 6
                                 (CUSIP NUMBER)

                                  A.J. SCHELL
                       AUDIO COMMUNICATIONS NETWORK, INC.
                                100 LEGION PLACE
                                   SUITE 1515
                             ORLANDO, FLORIDA 32801
                                 (407) 649-8877
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                               NOVEMBER 19, 1996
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                 SCHEDULE 13D

CUSIP No. 0506E 10 6
         ------------
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON . . . . .

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
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3   SEC USE ONLY

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4   SOURCE OF FUNDS*  . . . . . . . . . . . . . . . . . . . . .

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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e) [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION  . . . . . . . . . . .

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               7   SOLE VOTING POWER  . . . . . . . . . . . . . 627,986
  NUMBER OF
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8   SHARED VOTING POWER  . . . . . . . . . . . . 0
   OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    9   SOLE DISPOSITIVE POWER . . . . . . . . . . . 627,986
   PERSON
    WITH       -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER . . . . . . . . . . 0

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON . . . . . . . . . . . . . . . . . 627,986

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) . . . . 27.95%

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14   TYPE OF REPORTING PERSON*  . . . . . . . . . . . . . . . .

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Security and Subject Company

                The title of the class of securities to which this statement relates is the Common Stock, par value $.25 per share, of Audio Communications Network, Inc. ("Audio Common Stock").

                The name of the issuer of the securities is Audio Communications Network, Inc. The address of the principal executive offices of the issuer of the securities is 1000 Legion Place, Suite 1515, Orlando, Florida 32801.


Item 2.   Identity and Background

          1. Name:  A.J. Schell

          2. Business Address: 1000 Legion Place, Suite 1515, Orlando, Florida 32801

          3. Present Principal Occupation and Present Business Address of Corporation on which Employment is Conducted: President and Chairman of the Board of Directors of Audio Communications Network, Inc., 1000 Legion Place, Suite 1515, Orlando, Florida 32801

          4. Criminal Proceedings during the last five years:  None

          5. Security Proceedings during the last five years:  None

          6. Citizenship:  United States of America


Item 3.   Source and Amount of Funds or Other Consideration.

                Not applicable.


Item 4.   Purpose of Transaction.

                Not applicable


Item 5.   Interest in Securities of the Issuer.

          (a) 627,986 shares of Common Stock, which represent 27.95% of the 2,246,540 shares of common stock outstanding as of September 30, 1996. Of such shares, 55,000 are in respect of options which have not yet been exercised but which are currently exercisable.

         (b) Mr. Schell has the sole power to vote and dispose of 627,986 shares of Common Stock. Of such shares, 55,000 are in respect of options which have not yet been exercised but which are currently exercisable.


         (c) On November 19, 1996, Mr. Schell entered into a Stock Purchase Agreement with Suncom Communications, L.L.C. ("Suncom") to sell 597,986 shares of Common Stock of Audio Communications Network, Inc. for cash consideration of $3,750,000.


Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

         Mr. Schell entered into a Stock Purchase Agreement with Suncom dated as of November 19, 1996 pursuant to which Mr. Schell will sell and Suncom will acquire 597,986 shares of Audio Common Stock on the terms and conditions set forth therein.


Item 7.  Material to be Filed as Exhibits.

         99.1: Schedule 13D filed by A.J. Schell on March 11, 1994, filed pursuant to Rule 13d-2(c)

         99.2: Stock Purchase Agreement dated as of November 19, 1996 between Suncom Communications, L.L.C. and A.J. Schell

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December   , 1996
-----------------
Date

/s/ A.J. Schell
---------------
Signature

A.J. Schell
President & Chairman of the Board
---------------------------------
Name/Title